SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: May 19, 2020

List of materials

Documents attached hereto:

i) Press release: Announcement of Change in Trade Name and Partial Amendment to Articles of Incorporation

May 19, 2020

Announcement of Change in Trade Name and

Partial Amendment to Articles of Incorporation

Sony Corporation (“Sony”) has decided at the Board of Directors meeting held today to propose a change in its trade name and a partial amendment to its Articles of Incorporation for approval at the 103rd Ordinary General Meeting of Shareholders scheduled for June 26, 2020 as follows.

1．	Change in Trade Name

(1)	Reason for Change
Sony currently operates as the headquarters of the Sony Group, and provides headquarters support functions for its electronics business. Sony plans to change its trade name in connection with the separation and redefinition of these functions, with Sony operating solely as the headquarters of the Sony Group. For more details, please refer to the press release titled “Announcement of New Sony Group Organizational Structure” issued today.

(2)	New Trade Name
Sony Group Corporation

(3)	Date of Change
April 1, 2021 (scheduled)

Note: The change in the trade name is subject to approval of the partial amendment to the Articles of Incorporation at the 103rd Ordinary General Meeting of Shareholders scheduled for June 26, 2020.

2．	Partial Amendment to Articles of Incorporation

(1)	Reason for Amendment
Sony plans to amend Article 1 (Trade Name) of the current Articles of Incorporation to change the trade name as described 1 above.

(2)	Description of Amendment to Articles of Incorporation
The description of the amendment is as follows.

(Amended portions are underlined.)

Current Articles of Incorporation	Proposed Amendment
CHAPTER I GENERAL PROVISION Article 1. (Trade Name) The name of the Corporation shall be “Sony Kabushiki Kaisha” and in English translation it shall be “SONY CORPORATION”.	CHAPTER I GENERAL PROVISION Article 1. (Trade Name) The name of the Corporation shall be “Sony Group Kabushiki Kaisha” and in English translation it shall be “SONY GROUP CORPORATION”.
(New)
SUPPLEMENTARY PROVISION

The amendment to Article 1 (Trade Name) shall take effect on April 1, 2021, provided that if the Board of Directors of the Corporation determines to change the effective date to another date at a meeting of the Board of Directors to be held before March 31, 2021, the amendment shall take effect on such newly determined date. This supplementary provision shall be deleted after the date when the amendment to Article 1 takes effect.

(3)	Date of Amendment
Ordinary General Meeting of Shareholders to approve the Amendment:  June 26, 2020 (scheduled)
Effective Date of the Amendment:  April 1, 2021 (scheduled)

[End of document]